July 17, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services

Re: Surgery Partners, Inc.
Form 10-K for the Year Ended December 31, 2024
File No. 001-37576

Ladies and Gentlemen,

On behalf of Surgery Partners, Inc. (the “Company,” “we,” or “our”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) within the letter dated July 10, 2025, relating to the Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on March 7, 2025 (the “2024 Form 10-K”).

In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response in ordinary type.

Form 10-K for Fiscal Year Ended December 31, 2024

9. Income Taxes, page F-26

1.We note your response to comment 2. With reference to your consolidated statements of operations, please help us better understand how you determined that you were in a cumulative 3-year pre-tax income position as of December 31, 2023 but a pre-tax loss position as of December 31, 2024. Also confirm that you will provide expanded disclosures to communicate to investors the facts and circumstances for the periods presented that support your accounting in future filings.
The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, provides the table below outlining our calculation of the cumulative 3-year pre-tax income position of $14.6 million as of December 31, 2023 (dollars in millions):

	2021	2022	2023	Total
Income before income taxes	$81.2	$110.3	$135.0	$326.5
Less: Net income attributable to non-controlling interests	(141.6)	(141.6)	(147.2)	(430.4)
Other comprehensive income (loss)	29.5	107.7	(18.7)	118.5
Total	$(30.9)	$76.4	$(30.9)	$14.6

The table below outlines our calculation of the cumulative 3-year pre-tax loss position of $40.7 million as of December 31, 2024 (dollars in millions):

	2022	2023	2024	Total
Income before income taxes	$110.3	$135.0	$147.1	$392.4
Less: Net income attributable to non-controlling interests	(141.6)	(147.2)	(180.6)	(469.4)
Other comprehensive income (loss)	107.7	(18.7)	(52.7)	36.3
Total	$76.4	$(30.9)	$(86.2)	$(40.7)

The Company confirms to the SEC that it will provide expanded disclosures to communicate to investors the facts and circumstances for the periods presented to support our accounting in future filings.

Please direct any questions or further comments you may have regarding the 2024 Form 10-K or this response letter to the undersigned at 615-234-5900.

SURGERY PARTNERS, INC.

By:	/s/ David T. Doherty
David T. Doherty
Executive Vice President, Chief Financial Officer

cc:     Eric Evans, Chief Executive Officer
    Jennifer Baldock, Executive Vice President, Chief Administrative & Development Officer
    Neil Zieselman, Senior Vice President, Corporate Finance & Controller